Exhibit 2

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

September 16, 2013

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island – Department of Provincial Affairs and Attorney General

Securities Division, Department of Justice – Government of Newfoundland and Labrador

Dear Sir/Madam:

Re:	Denison Mines Corp. (“Denison”)

Filing of Technical Report dated September 12, 2013

I, Malcolm Titley, B.Sc. (Geology and Chemistry), MAIG of CSA Global (UK) Ltd., do hereby consent to the public filing with the securities regulatory authorities referred to above of the “Mineral Resource Estimates for the Mutanga Uranium Project, Denison Mines Corp., Zambia, Africa” dated September 12, 2013 (the “Technical Report”).

I hereby consent to the use of any extracts from, or a summary of, the Technical Report in Denison’s Press Release dated September 16, 2013.

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Sincerely,

“signed and sealed”

Malcolm Titley, BSc, MAIG

Director and Principal Geologist

CSA Global (UK) Ltd.